SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 30, 2005

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provalis plc

Non-Executive Director Resignation

Provalis plc (LSE: PRO), the international  Medical  Diagnostics and Pharmaceuticals  Group,  announces that Christine Soden has stepped down as a  non-executive  Director,  with  immediate  effect,  in order to  concentrate  on her role as Chief  Financial
Officer of BTG plc. She was due to retire by rotation at this year's  Annual  General  Meeting and  accordingly  the  resolution proposing her re-appointment will not be put to the meeting.

Frank Harding, Chairman of Provalis plc, said,

"Christine has been a non-executive  director of Provalis,  and Chaired the Audit  Committee,  for over five years. I would like to take this opportunity of thanking Christine for her significant contribution and wish her well for the future."

                                                                                                                30 November 2005
For further information:-

Provalis plc
Mr Lee Greenbury, Company Secretary                                                  01244 833402

College Hill
Adrian Duffield/Corinna Dorward                                                020 7457 2815/2803

Notes to Editors

Provalis plc (LSE: PRO) is an international healthcare group with two operating businesses:-

*   Medical  Diagnostics - develops  medical  diagnostic  products for chronic disease  management for sale to world markets.  The business' principal products are in2it™A1C and Glycosal®, both diabetes diagnostic tests.

*   Pharmaceuticals  - sells and markets its own, and third party,  branded,  prescription  medicines in the UK and Ireland to GPs and hospitals through its regionally  managed sales force. The business'  principal product is Diclomax®,  a medicine for use in the treatment of  musculo-skeletal  disorders,  and it also sells products in the areas of osteoporosis,  migraine and dermatology.

Visit Provalis' Website at http://www.provalis.com

"Safe Harbor"  Statement under the US Private  Securities  Litigation  Reform Act of 1995:  Statements in this announcement that relate to future plans,  expectations,  events,  performances and the like are  forward-looking  statements as defined in the US
Private  Securities  Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking  statements  due to a variety of factors.  Such factors  include,  among  others:  the  viability of the Group's products,  which are at  various  stages of  development;  the  generation  of  sufficient  operating  cash flow by the  Group's pharmaceutical and medical diagnostic  businesses to finance the ongoing  development of these businesses as well as the Group's
research  and  development  activities;   the  success  of  the  Group's  research  and  development  strategy  and  activities;
uncertainties  related to future  clinical trial results and the  associated  regulatory  process;  the execution and success of collaborative  agreements with third parties;  availability and level of reimbursement  for the Group's products from government health  administration  authorities or other third-party  payors;  the rate of net cash utilisation within the Group and, hence, the Group's  possible need for  additional  capital in the short,  medium and/or long term;  the Group's  intellectual  property position and the success of patent  applications  for its products and  technologies;  the Group's  dependence on key personnel;
general  business and economic  conditions;  the impact of future laws,  regulations  and  policies;  stock market trends in the
Group's sector;  and other factors beyond the Group's control that may cause the Group's  available capital resources to be used more quickly than  expected.  These and other factors that could affect the Company's  future  results are more fully  described in its filings with the US  Securities  and  Exchange  Commission,  in  particular  the latest 20-F filing,  copies of which are available from the Company Secretary at the Company's registered address.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                 Provalis plc

                                                                                                                                                                 By: /s/ Lee Greenbury

                                                                                                                                                                 Name: Lee Greenbury
                                                                                                                                                                 Title: Company Secretary

Date: November 30, 2005